

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

Via Email
Ms. Catherine L. Stubbs
Chief Financial Officer
Endeavour International Corporation
811 Main Street, Suite 2100
Houston, Texas 77002

> **Re: Endeavour International Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-32212**

Dear Ms. Stubbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Properties, page 34

Reserves, page 36

1.   The discussion of your proved undeveloped ("PUD") reserves does not appear to include information required by Item 1203 of Regulation S-K. Please revise to disclose the reasons and figures for material changes during the year, progress and investments toward conversion of PUD reserves to developed status, and the reasons, if any, for material PUD reserves remaining undeveloped for more than five years after initial booking.

Qualification of Reserves Preparers and Auditors, page 38

2.   You describe your third party engineer as meeting professional standards put forward by the Society of Petroleum Engineers. Item 1202(a)(7) of Regulation S-K requires that registrants "…disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates and, if the registrant represents that a third party conducted a reserves audit, disclose the qualifications of the technical person primarily responsible for overseeing such reserves audit." Please revise your description to disclose the specific qualifications of the responsible technical person(s) as required. This comment also applies to your third party engineering report filed as Exhibit 99.1.

3.   You state that Netherland, Sewell & Associates, Inc. ("NSAI"), your third party engineer, "…opined that the overall proved reserves for the reviewed properties as estimated by us are, in the aggregate, reasonable, prepared in accordance with generally accepted petroleum engineering and evaluation principles and conform to the SEC's definition of proved reserves as set forth in Rule 210.4-10(a) of Regulation S-X. NSAI has informed us that the tests and procedures used during its reserves audit conform to the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. Also, please refer us to a compilation of these principles.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Strategic Alternatives, page 46

4.   You disclose the sale of a monetary production payment for $107.5 million in 2013. Please explain to us the details of this transaction and address whether the associated oil and gas volumes will be included as part of your December 31, 2013 disclosed proved reserves.

Revenues, page 48

5.   Item 1204(a) of Regulation S-K requires, in part, the disclosure of historical annual production for any field that contains 15% or more of a registrant's total proved reserves (i.e., the Alba field). Item 1204(b) of Regulation S-K requires the disclosure of historical product prices and production costs by geographical area (i.e., U.S., U.K., and in total).

It does not appear you have included these items in your filing. Please revise the tabular disclosure on page 50 to comply with Item 1204 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 25 –Supplemental Oil and Gas Disclosures

Oil and Gas Reserves, page 135

6.   Please revise your filing to provide additional detail explaining significant changes identified in your proved reserves during the periods presented. For example, describe the causal factors underlying the changes due to extensions and discoveries and revisions of previous estimates. Refer to FASB ASC 932-235-50-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief